UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                    Cadmus Communications Corporation
                           (Name of Issuer)

                      Common Stock ($ .50 Par Value)
                      (Title of Class of Securities)

                               127587103
                             (CUSIP Number)

 David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
           Reading, Pennsylvania  19603   (610-478-2000)
   (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             November 22, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP NO. 127587103

1.   Sheridan Printing Company, Inc.
     IRS Identification No.:  22-1631052
     James E. Sheridan

2.   Check the appropriate box is a member of a group* (a) [ ]
                                                       (b) [ ]

3.   SEC use only

4.   Source of Funds*
     Sheridan Printing Company, Inc. - WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
     Sheridan Printing Company, Inc. - New Jersey
     James E. Sheridan - U.S.A.

7.   Sole Voting Power
          520,000 shares

8.   Shared Voting Power
          0

9.   Sole Dispositive Power
          520,000 shares

10.  Shared Dispositive Power
          0

11. Aggregate amount beneficially owned by each reporting person
          520,000 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

13.  Percent of class represented by amount in row (11)
          5.8%

14.  Type of reporting person*
          Sheridan Printing Company, Inc. - CO
          James E. Sheridan - IN

SCHEDULE 13D

ITEM 1, 2, 4, 6 and 7

          Reference is made to Items 1, 2, 4, 6 and 7 set forth in the Schedule 13D of the Reporting Persons dated March 10,
1999, which Items are incorporated herein by reference.

ITEM 3.  Source and Amount of Fund or Other Consideration.

          The source of funds to be used by Sheridan Printing Company, Inc. ("Sheridan") and James E. Sheridan (collectively, the "Shareholders") in making a purchase of shares of common stock of Cadmus Communication Corporation ("Cadmus"), to which this Schedule 13D relates, is from the working capital of Sheridan and personal funds of James E. Sheridan, respectively.

Item 5.  Interest in Securities of the Issuer.

          (a) The Shareholders may be deemed the beneficial owner, in the aggregate, of 520,000 shares of Cadmus common stock. Based on 9,014,188 shares of Cadmus common stock outstanding on October 31, 1999, the Shareholders' ownership of 520,000 shares of Cadmus common stock represents approximately 5.8% of Cadmus shares of common stock outstanding upon issuance, assuming that no other shares are issued by Cadmus, including shares issuable upon exercise of any options outstanding for Cadmus common stock.

          (b) The Shareholders will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Cadmus common stock which the Shareholders have acquired.

          (c) The following table sets forth transactions by the Shareholders in Cadmus common stock over the prior sixty days which have not been previously reported on the Schedule 13D of the Reporting Persons dated April 20, 1999:

                    Number                          Total
                      of                            Price
 Date               Shares           Price           Per
Required           Acquired        Per Share       Purchase

10-27-99             2,000          $8.9375       $17,875.00
10-28-99             4,300           8.9288        38,393.75
10-29-99             4,000           8.9531        35,812.50
11-01-99               700           9.0000         6,300.00
11-04-99               500           8.6250         4,312.50
11-05-99               500           9.0625         4,531.25
11-08-99             2,000           9.0937        18,187.50
11-09-99             1,000           8.7500         8,750.00
11-10-99             2,000           8.5625        17,125.00
11-11-99             4,000           8.4531        33,812.50
11-12-99             2,000           8.3437        16,687.50
11-15-99             3,000           8.5833        25,750.00
11-15-99             2,000           8.1250        16,250.00
11-17-99               500           7.6875         3,843.75
11-19-99               500           8.1250         4,062.50
11-22-99            31,000           7.9375       246,062.50

          (d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Cadmus common stock that may be deemed beneficially owned by the Shareholders.

          (e)  Not applicable.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 1999               SHERIDAN PRINTING COMPANY, INC.

                                 By  /s/ James E. Sheridan
                                     James E. Sheridan,
                                     Chief Executive Officer

                                     /s/ James E. Sheridan
                                     James E. Sheridan






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